Mail Stop 4561

October 19, 2006

Jerry Keller
President, Secretary and Treasurer
Expedition Leasing, Inc.
23110 SR 54, #346
Lutz, Florida 33549

   Re: **Expedition Leasing, Inc.**
     Amendment No. 2 to the Registration Statement on Form SB-2
     Filed on September 29, 2006
     File No. 333-135514

Dear Mr. Keller:

   We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

Cover Page

1. The dates and the terms of the transactions whereby the shares to be resold were acquired are not matters that are key to investment decisions. Accordingly please eliminate the bullet-points from the cover and simply state that the selling stockholders identified on a page you cross-reference are offering 5,229,800 outstanding shares of common stock.

2. Please delete the phrase "seeking sponsorship" from the prospectus cover page. You should provide and overview of what you and other entities must do in order for your common stock to be included in the OTCBB system in the prospectus summary, and a materially complete description of those matters should be provided in part of the prospectus that is not subject to Rule 421(d).

3. In your response letter, tell us the basis of your expectation that the common stock will be included in the OTCBB upon effectiveness of the registration statement. Also in your response letter, describe the correspondence you have had with the NASD in this respect. If it is materially likely that your common stock will not be included in the OTCBB, revise the reference to the OTCBB to

indicate that there are no assurances that the common stock will be included in that system.

4. We note you placed the dealer prospectus delivery legend on the front cover of the prospectus. Please move this paragraph to either the inside cover or the outside back cover. Please also note that the disclosure required by Item 501(a)(10) of Regulation S-B should be moved from the inside front cover to the cover page of the prospectus.

Summary, page 1

5. Please provide the introductory information about your company that is presently under the sub-heading, "Summary Financial Data, Affiliate Transactions and Going Concern Opinion", as a second paragraph under the sub-heading "The Company and Business".

6. We note the risk factor disclosure added on page 2 regarding your need to obtain $500,000 in financing to fund planned operations for 12 months from the date of the prospectus, your disclosure on page 21 that you do not currently have enough capital to acquire "sufficient additional equipment" and your disclosure that two of your three leases are ending in 2006. Please revise your summary to disclose this information clearly to investors as it appears that without additional financing, your primary sources of revenue will end in 2006 and you have no capital with which to purchase new equipment for leasing. This information should appear under the sub-heading "The Company and Its Business".

7. We also note from your revised disclosure that your sole officer and director currently commits only 10% of his time to your business. Please highlight this information in your summary disclosure by stating this under the sub-heading "The Company and Its Business".

Risk Factors, page 2

8. We note your disclosure on page 6 that you "will maintain contingent and excess liability policies to protect [y]our interest in the event that a lease customer's required insurance is not available or is inadequate." Add risk factor disclosure relating to your losses associated with impairment charge disclosed on page 21, which arose because one of your lease vehicles was damaged while not covered by an insurance policy. Disclose whether you currently carry your own insurance policy on your lease assets. If not, disclose the risks to your business the lack of such insurance poses.

9.   Add risk factor disclosure addressing the risk to your business and investors from
        your obligation to repay the $100,000 loan due on July 1, 2007.

Need for additional funds to fund our anticipated plan of operation, page 2

10.   Expand the risk factor to state the minimum period for which you can currently
        fund planned operations. Revise to state the minimum amount of capital you
        must obtain to fund operations for a period of no less than 12 months from the
        date of the prospectus. Revise also to state the reasons you will discontinue
        operations, rather than scale back operations or take other actions, if $500,000 in
        funding is not obtained. If this funding is required in order for you to purchase
        related lease assets, revise to so state.

Risks Relating to Our Business

We may become subject to additional regulation … page 6

11.   Revise the text of this risk factor to provide a brief description of the "state laws
        regarding the leasing of vehicles" to which you are subject. State the type(s) of
        license(s) you have obtained. Similarly, your disclosure on page 19 should be
        revised to clarify whether all necessary licenses to do business in Florida have
        been obtained. Moreover, revise your disclosure here to state that under the state
        vehicle financing laws, officials might take the positions that those laws apply to
        your business.

Risks Related to An Investment in Our Securities, page 6

12.   Please refer to prior comment 12 from our letter dated July 27, 2006. Please note
        that our prior comment appears applicable to your company. Specifically,
        shareholders should be aware that as long as you continue to have fewer than 300
        shareholders, your filing obligations may be suspended or terminated and that as a
        consequence, there may not be any legal requirement for the company to provide
        any future periodic reports, other than an annual report on Form 10-KSB for the
        fiscal year in which the registration statement is declared effective.

There are no foreseeable dividends on our common shares… page 7

13.   Revise the subheading of this risk factor to state the risk to investors from the fact
        that you do not intend to declare dividends on your common stock.

Since the Company has limited operating history and no public trading market, page 7

14.   Revise the subheading of this risk factor to state the specific risk to investors from
        the arbitrary price at which have previously sold your shares. In this regard, it
        does not appear that this risk is that the price was not determined by an
        investment banking firm or other independent analyst, but that the price set does
        not reflect any specific intrinsic value of your business and may not be the price
        as which your shares publicly trade, if ever traded.

Directors, Executive Officers, Promoters and Control Persons, page 15

15.   Please refer to prior comment 21 from our letter dated July 27, 2006. Revise to
        disclose the dates Mr. Keller served and President and CEO of Doc-u-care, Inc.
        Please clarify if Mr. Keller continues to serve as President of J.M. Keller
        Services, Inc.

Description of Business, page 19

16.   Please refer to prior comment 23 from our letter dated July 27, 2006. We note
        revised disclosure on pages 19-20 provided in response to the prior comment.
        Please expand to clarify how you will acquire the vehicles and equipment you
        intend to lease. You state that your customers will have potential lease assets
        identified and priced with a particular vendor. State whether you purchase title to
        these assets and then enter into a lease. State the manner in which you have
        historically financed these purchases and how do you intend to finance them
        going forward.

Major Customer, page 21

17.   Please refer to prior comment 26 from our letter dated July 27, 2006. We note
        your revisions to this section. However, since your customers are contractually
        obligated to make a certain number of future lease payments, you should expand
        your disclosure to discuss the percentage of contractually committed stream of
        total revenues that is attributable to the contract with the related party lessee.

Management's Discussion and Analysis or Plan of Operation, page 21

18.   Please refer to prior comment 27 from our letter dated July 27, 2006. We note
        your revised disclosure states that there are no known future trends relating to the
        costs and revenues of your current lease agreements. However, you go on to state
        that "the future minimum revenues described in our financial statements are a
        summary of the future known revenues…" Please revise to clarify these
        seemingly contradictory statements. Moreover, you should revise your disclosure

to quantify the future minimum revenues, rather than simply referring to disclosure contained in the financial statements. Given that your known revenue stream is expected to decrease materially within the next three months (i.e., two of your three current leases will end in 2006), this trend should be quantified and highlighted in your discussion of your financial position.

Liquidity and Capital Resources, page 22

19.   Please refer to prior comment 29 from our letter dated July 27, 2006. We note the revisions to your disclosure on page 22. You state that you must maintain a sufficient amount of working capital to pay your bills and professional fees, which may require between $10,000 and $25,000 of operating capital per quarter or more for your current minimal operations. Revise to disclose the current rate at which you are using capital in operations. Based on this disclosure, it would appear that you would need only $100,000 to fund your operations for a period of no less than 12 months. Revise to state the uses for the $500,000 you anticipate will be required to carry out your plan of operations.

Results of Operations, page 22

20.   Revise to include a meaningful comparison of your expenses between the periods presented.

21.   Revise to state the type, purpose and value of professional services rendered in fiscal 2006 referenced on page 23. Are these expenses associated specifically with becoming a public company or do you expect these expenses to exist going forward?

Executive Compensation

Summary Compensation Table, page 26

22.   Please refer to prior comment 34 from our letter dated July 27, 2006. We note your response that the shares issued to Mr. Keller were not restricted within the meaning of Section 83(b) of the Internal Revenue Code. However, you continue to include the value of the stock grant to Mr. Keller in the restricted stock awards column of this table. Revise to present in the dollar value of the share grant in the salary or bonus column, with a related footnote to identify that the share grant accounts for the applicable portion of the dollar amount in the compensation table.

Financial Statements

Annual Financial Statements

Consolidated Statements of Operations, page F-4

23.   Explain to us your basis for use of the caption "Net Ordinary Loss". As part of
        your response, explain what this measure is intended to convey. Please note, the
        term ordinary loss appears more relevant to income tax reporting than to financial
        reporting under US GAAP.

24.   Please revise the presentation of your statements of operations to report the loss
        on impairment as a component of operating expenses.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(g) Lease Receivable, page F-9

25.   We note your response to prior comment 36 and your revised MD&A disclosure
        indicating, among other things, that the Company does not currently expect
        collection problems. Revise to disclose your accounting policy for the allowance
        for uncollectible lease payments receivable in the notes to your financial
        statements. Your revised disclosure should address the basis for the current
        allowance of $0.

26.   With regard to the disclosure in MD&A, related to your allowance for
        uncollectible lease payments, revise to explain why you believe your conclusion
        that no allowance is necessary is consistent with your stated intention to market
        your services to higher-risk borrowers who may have had prior credit problems.
        In this regard, explain how you have considered the credit worthiness and credit
        history of your customers in determining the allowance for uncollectible lease
        payments. Additionally, describe the impact on your financial position, results of
        operations and liquidity if the actual amount of uncollectible lease payments
        differs from your current estimate.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendments to

expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Edgar at (202) 551-3459 or Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via Facsimile (813) 223-9620
        John N. Giordano, Esq.
        Bush Ross, P.A.
        Telephone: (813) 224-9255